File No. 70-9189

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           Form U-l/A
                         Amendment No. 1
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation

     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________

                         Naomi Nakagama
           Senior Vice President-Finance and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


           Laurence M. Hamric, Esq.     William  T.  Baker,  Jr. Esq.
           Ann G. Roy, Esq.             Reid & Priest LLP
           Entergy Services, Inc.       40 West 57th Street
           639 Loyola Avenue            New York, NY  10019
           New Orleans, LA 70113

Item 1. Description of Proposed Transactions.

     Item 1. D of the Application-Declaration on Form U-1 is hereby amended and restated as follows and is further amended to include an additional paragraphs E and F.

     D.   Compliance With Rules 53 and 54.

          Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied.<FN1>

          Entergy's "aggregate investment" in EWGs and FUCOs is equal to approximately 54% of Entergy's "consolidated retained earnings" as of March 31, 1998. Entergy's "aggregate investment" currently exceeds the 50% limitation in Rule 53(a)(1) as a result of certain charges against Entergy's consolidated retained earnings, including a net decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997. This $140 million net decrease was attributable primarily to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other privatized companies in the United Kingdom. This tax, which was approximately US$234 million for London Electricity, was made payable in installments, the first of which was paid on December 1, 1997, and the second which will be due on December 1, 1998. The first installment was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second installment. Accordingly, operating earnings attributable to Entergy's investments on EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

          Following the July 2, 1997 announcement by the Labor Government of the proposed windfall profits tax, a Standard & Poor's Ratings Group report listed 13 British utilities, including London Electricity, on "CreditWatch with negative implications". However, as of March 31, 1997, London Electricity's senior debt ratings have not changed due to the enactment of the windfall profits tax. Moreover, as noted below, after Entergy announced its intent to acquire London Electricity, Standard & Poor's Ratings Group affirmed its outstanding ratings on the Entergy's operating companies' senior secured debt.

          Entergy currently is not rated by Standard & Poor's Ratings Group. However, all of Entergy's operating companies have debt ratings of at least investment grade, except that Entergy Gulf States, Inc.'s ("Gulf States") debt rating for all debt other than senior secured debt is below investment grade. Currently, Gulf States has $883.1 million in long-term debt below investment grade consisting of preferred stock, quarterly income preferred securities, debentures, and tax-exempt bonds. However, as of July 1, 1998, $50 million in debentures will be retired and $21.6 million in tax-exempt bonds will be redeemed resulting in $811.5 million of long-term debt remaining outstanding below investment grade for Gulf States.

     E.   Capitalization Ratios.

          Entergy states that as of March 31, 1998, Entergy's consolidated capitalization consisted of 42.9% equity (including mandatorily redeemable preferred securities) and 57.1% debt, (including long-term debt, currently maturing long-term debt, preferred stock of subsidiaries with sinking fund, and preference stock of subsidiaries). On a pro forma basis, taking into consideration the transaction contemplated in this filing, the ratios would be 42.2% to 57.8%, respectively, for equity and debt. Entergy states that, its consolidated capitalization ratio, will not be materially effected by this transaction.

     F.   Shareholder Approval at the Annual Meeting.

          On May 15, 1998, at the Annual Meeting of the
     Stockholders of Entergy Corporation, the shareholders approved the equity ownership plan.


Item 2.  Fees, Commissions and Expenses.

     Item 2, Fees, Commissions and Expenses, is hereby amended and restated in its entirety as follows:

     Fees and expenses to be incurred in connection with the proposed transactions are expected to be as follows:

     Morrow & Co.       Proxy Solicitation Fees
                        (including distribution
                        and broker invoices)        $    126,000
     Bowne              Proxy Printing Costs              44,000
     Reid & Priest,LLP  Counsel to Entergy                 4,000
                        Corporation
                                                    ------------
                           TOTAL                    $    175,000
                                                    ============

Item 6.  Exhibits and Financial Statements.

     (a) Exhibits:

         *C Registration Statement with respect to the Equity Plan.

_________________________

*    To be filed by amendment.

     (b)  Financial Statements:

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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      ENTERGY CORPORATION


                                  By:   /s/ Michael G. Thompson
                                          Michael G. Thompson
                                 Senior Vice President, General Counsel
                                             and Secretary



Dated:  June 2, 1998


_______________________________
<FN1>  The terms "aggregate investment" and "consolidated retained earnings" are used herein as defined in Rule 53.